Eagle Bulk Shipping Inc.

477 Madison Avenue

New York, NY 10022

VIA EDGAR

August 14, 2015

Re:	Notice of IRANNOTICE Disclosure Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Dear Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Eagle Bulk Shipping Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended June 30, 2015, which was filed with the Securities and Exchange Commission on August 14, 2015.

Respectfully submitted

Eagle Bulk Shipping Inc.

By: /s/ Adir Katzav

Name:     Adir Katzav

Title:       Chief Financial Officer